     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 2000
                                                     REGISTRATION NO. __________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                                   LASERSCOPE
             (Exact Name of Registrant as Specified in Its Charter)
                             ----------------------

           CALIFORNIA                                    3845                                   77-0049527
 (State or Other Jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
 Incorporation or Organization)              Classification Code Number)                  Identification Number)

                               3052 ORCHARD DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 943-0636
       (Address, Including Zip Code, and Telephone Number, Including Area
               Code, of Registrant's Principal Executive Offices)
                             ----------------------
                               ERIC MICHAEL REUTER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               3052 ORCHARD DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 943-0636
 (Name, Address Including Zip Code, and Telephone Number Including Area Code,
                             of Agent for Service)
                             ----------------------
                                   COPIES TO:
                                 PETER LILLEVAND
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                        OLD FEDERAL RESERVE BANK BUILDING
                               400 SANSOME STREET
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 392-1122
                             ----------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
       AT SUCH TIME OR TIMES AFTER THE EFFECTIVE DATE OF THIS REGISTRATION
             STATEMENT AS THE SELLING SHAREHOLDERS SHALL DETERMINE.
                             ----------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                       CALCULATION OF REGISTRATION FEE
=================================================================================================================================
 TITLE OF EACH CLASS OF SECURITIES   AMOUNT TO BE    PROPOSED MAXIMUM OFFERING    PROPOSED MAXIMUM AGGREGATE      AMOUNT OF
        TO BE REGISTERED              REGISTERED         PRICE PER UNIT (1)            OFFERING PRICE (1)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock,  no par value        5,358,875 (2)              $2.75                      $14,736,906               $3,890.54
=================================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low closing price of the Common Stock as reported on the Nasdaq National Market on March 9, 2000, pursuant to Rule 457(c).

(2) 2,500,000 shares consist of Common Stock previously issued in a private placement. 458,875 shares consist of Common Stock to be issued upon exercise of previously issued warrants. 2,400,000 shares consist of Common Stock to be issued upon conversion of previously issued debentures.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Prospectus

                                5,358,875 Shares

                                   LASERSCOPE

                                  Common Stock

        This prospectus is part of a registration statement that covers 5,358,875 shares of our Common Stock (the "Shares"). These shares may be offered and sold from time to time by certain of our shareholders (the "Selling Shareholders"). We will not receive any of the proceeds from the sale of the Common Stock. We will bear the costs relating to the registration of the Shares. The Shares being registered were issued or will be issued as follows:

        - 2,500,000 Shares were issued to certain Selling Shareholders in connection with a private placement of our Common Stock completed on January 14, 2000;

        - 218,875 Shares represent Common Stock which are exercisable pursuant to warrants by certain Selling Shareholders in connection with a private placement of our Common Stock completed on January 14, 2000;

        - 2,400,000 Shares represent Common Stock which may be converted into pursuant to debentures by certain Selling Shareholders pursuant to a Convertible Loan Agreement dated February 11, 2000; and

        - 240,000 Shares represent Common Stock which are exercisable pursuant to warrants by certain Selling Shareholders pursuant to a Convertible Loan Agreement dated February 11, 2000.

The Selling Shareholders may sell the Shares from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. See "Plan of Distribution." Each Selling Shareholder has advised us that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. We will not receive any proceeds from the sale of the Shares by the Selling Shareholders. Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the Selling Shareholders are payable individually by the Selling Shareholders.

        Each of the Selling Shareholders may be deemed to be an "Underwriter," as such term is defined in the Securities Act of 1933, as amended (the "Securities Act").

        Our Common Stock is quoted on the Nasdaq National Market under the symbol "LSCP." On March 9, 2000, the average of the high and low price for the Common Stock was $2.75 per share.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
              UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ---------------------------------

        You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

        The Shares are not being offered in any jurisdiction where the offer is not permitted.

        You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                 The date of this Prospectus is March 13, 2000

                       WHERE YOU CAN FIND MORE INFORMATION

        The Company files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings including, reports, proxy and information statements and other information about us are also available to you free of charge at the SEC's Website at http://www.sec.gov.

        We have filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, certain items of which are omitted as allowed by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, we refer you to the Registration Statement and its exhibits and schedules.


                      INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

        We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

        (1)  The Company's Current Report on Form 8-K filed March 1, 2000;

        (2)  The Company's Current Report on Form 8-K filed February 10, 2000;

        (3) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999 filed November 12, 1999;

        (4) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999 filed August 2, 1999;

        (5) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 filed May 13, 1999;

        (6) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed March 30, 1999;

        (7) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed June 12, 1996, including any amendments or reports filed for the purpose of updating such descriptions.

        You may request free copies of these filings by writing or telephoning us at the following address: Chief Financial Officer, Laserscope, 3052 Orchard Drive, San Jose, California 95134, (408) 943-0636.


THE COMPANY

        Laserscope is a California corporation formed in 1982. During its initial years, the Company was funded by several venture capital firms and by E.I. du Pont de Nemours & Company. The Company received the first in a series of regulatory clearances in 1987 and completed its initial public offering in December 1989.

        The Company designs, manufactures, sells and services, on a worldwide basis, an advanced line of medical laser systems and related energy devices for the medical office, outpatient surgical center and hospital markets. The Company is a pioneer in the development and commercialization of lasers and advanced fibre-optic devices for a wide variety of applications, including photodynamic therapy (PDT) to treat cancer and other diseases. The Company's portfolio consists of more than 350 products, including KTP/532(R), CO2, Nd:YAG, Er:YAG, Ruby, Diode and Dye medical laser systems, industrial laser systems and related energy delivery devices.

        Primary medical markets served by the Company include dermatology, aesthetic surgery, urology, gynecology, ear, nose and throat surgery and PDT. Secondary markets include general surgery, neurosurgery, orthopedics, gastroenterology and other surgical specialties.

        The Company's products are used in several surgical applications. Since the early 1990's, the ear, nose and throat (ENT), urology and gynecology (OB/GYN) specialties have continued to represent the primary markets into which the Company sells its broad range of laser systems and the majority of its energy delivery devices and surgical instruments.

        The Company's executive offices are located at 3052 Orchard Drive, San Jose, California 95134-2011. Our telephone number at that address is (408) 943-0636.

                                  RISK FACTORS

        The Company's business, financial condition and results of operations have been, and in the future may be, affected by a variety of factors, including those set forth below and elsewhere in this report.

         LIMITED WORKING CAPITAL; POTENTIAL NEED TO RAISE ADDITIONAL CAPITAL. As of December 31, 1999, the Company's total assets and liabilities were $28.9 million and $16.9 million, respectively. As of such date, the Company's working capital was $6.8 million while cash and cash equivalents amounted to $1.4 million. The Company's need for capital is affected by the current and anticipated demand for its products as well as procurement and production lead times in its manufacturing processes. Changes in these factors could have a material impact on capital requirements.

        On October 1, 1999, the Company entered into a $6.0 million asset-based borrowing arrangement with a bank with collateral values based principally on domestic accounts receivable. The arrangement, which expires in September 2000, allows for an over-advance relative to the collateral of $1.9 million until December 31, 1999, then $1.0 million until March 31, 2000, at which time further over-advances will no longer be allowed. At December 31, 1999, the Company had approximately $4.0 million in collateral available against the $4.3 million outstanding. In addition, NWL has in place various bank lines totaling approximately $3.0 million that expire in 2000 under which $3.0 million in borrowings were outstanding at December 31, 1999.

        To address its capital needs, on January 14, 2000 the Company completed a private placement of its Common Stock providing net proceeds of approximately $1.8 million to accredited investors. The Company issued 2,500,000 shares of its Common Stock, no par value per share, at a price of $0.80 per share. The Company also issued warrants to purchase 218,875 shares of its Common Stock.

        Similarly, on February 11, 2000, the Company completed a private placement of subordinate convertible debentures to affiliates of Renaissance Capital Group, Inc., with net proceeds to the Company of approximately $2.9 million. The debentures mature seven years from issuance and bear an interest rate of 8.00%. The debentures are convertible into Common Stock of the Company, with an initial conversion price, which is subject to adjustment, of $1.25. The private placement also included warrants convertible into 240,000 shares of the Company's Common Stock.

        The Company anticipates that future changes in cash and working capital will be dependent on a number of factors, including management's ability to manage effectively non-cash assets such as inventory and accounts receivable. The Company competes in a competitive industry where technological changes and acceptance of new and alternative procedures by its customers is rapid. Management's ability to anticipate and adapt to these changes will significantly affect the Company's investment in inventory and the potential for further valuation adjustments. In addition, the level of profitability of the Company will have a significant impact on cash resources.

        From time to time, the Company may also consider the acquisition of, or evaluate investments in, certain products and businesses complementary to the Company's business. Any such acquisition or investment may require additional capital resources. The Company has historically financed acquisitions using its existing cash resources. While the Company believes its existing cash resources will be sufficient to fund its operating needs for the next twelve months, additional financing either through its bank lines of credit or otherwise will be required for the Company's currently envisioned long term needs.

        There also can be no assurance that any additional financing will be available on terms acceptable to the Company, or at all. In addition, future equity financings could result in dilution to the Company's shareholders, and future debt financings could result in certain financial and operational restrictions.

        HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. At December 31, 1999, the Company had an accumulated deficit of $39.2 million. The Company reported a net loss of $7.6 million for the year ended December 31, 1999, and experienced annual net losses of $9.8 million and $0.8 million for the years ended December 31, 1998 and 1997, respectively. There can be no assurance that the Company can achieve or maintain profitability on a quarterly basis or at all.

        GOVERNMENT REGULATION; UNCERTAINTY OF OBTAINING REGULATORY APPROVAL. Government regulation in the United States and other countries is a significant factor in the development, manufacturing and marketing of many of the Company's products and in the Company's ongoing research and development activities.

        The Company and its products are regulated in the United States by the FDA under the Federal Food, Drug and Cosmetic Act (the "FDC Act") and the Radiation Control for Health and Safety Act. The FDC Act provides two basic review procedures for medical devices. Certain products qualify for a Section 510(k) ("510(k)") procedure under which the manufacturer gives the FDA premarket notification of the manufacturer's intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is "substantially equivalent" to a previously marketed product. In some cases, the manufacturer may be required to include clinical data gathered under an investigational device exemption ("IDE") granted by the FDA allowing human clinical studies.

        In the case of the most recent FDA 510(k) pre-market notification, which was submitted by the Company in order to obtain clearance to market one of its products for hair removal, the Company believes that it has met all the FDA requirements in order to be granted this clearance. However, there can be no assurance that this marketing clearance will be granted on a timely basis, if at all. It is possible that the FDA may require the Company to provide further clinical data or to repeat the clinical trial completely, thereby delaying this marketing clearance indefinitely.

        If the product does not qualify for the 510(k) procedure, the manufacturer must file a premarket approval application ("PMA") based on testing intended to demonstrate that the product is both safe and effective. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process. Approval of a PMA allowing commercial sale of a product requires preclinical laboratory and animal tests and human clinical studies conducted under an IDE establishing safety and effectiveness. Generally, because of the amount of information required, the 510(k) procedure takes less time than the PMA procedure.

        To date, all of the Company's products (except for the 600 Series Dye Module) have been marketed through the 510(k) procedure. Future applications, however, may require clearance through the PMA procedure. There can be no assurance that such marketing clearances can be obtained on a timely basis. Delays in receiving such clearances could have a significant adverse impact on the Company. The FDA may also require postmarket testing and surveillance programs to monitor certain products.

        Certain other countries require the Company to obtain clearances for its products prior to marketing the products in those countries. The requirements vary widely from country to country and are subject to change. The European community is in the process of developing a new approach to the regulation of medical products which may significantly change how medical devices are marketed in those countries within the next several years. In February 1996, the Company achieved ISO 9001 and CE (European Conformation) mark registration in anticipation of this approach.

        The Company is also required to register with the FDA and state agencies, such as the Food and Drug Branch of the California Department of Health Services, as a medical device manufacturer. The Company is inspected on a routine basis by both the FDA and the State of California for compliance with the FDA's Current Good Manufacturing Practice regulations. Those regulations impose certain procedural and documentation requirements upon the Company with respect to manufacturing, testing and quality control activities. If violations of applicable regulations are noted during these inspections, the continued marketing of any products manufactured by the Company may be adversely affected.

        In addition, the Company's laser products are covered by a performance standard for laser products set forth in FDA regulations. The laser performance standard imposes certain specific record-keeping, reporting, product testing, and product labeling requirements on the Company. These requirements also include affixing warning labels to the Company's laser systems, as well as the incorporation of certain safety features in the design of the Company's products.

        Complying with applicable governmental regulations and obtaining necessary clearances or approvals can be time consuming and expensive, and there can be no assurance that regulatory review will not involve delays or other actions adversely affecting the marketing and sale of the Company's products. The Company also cannot predict the extent or impact of future legislation or regulations.

        The Company is also subject to regulation under federal and state laws regarding, among other things, occupational safety, the use and handling of hazardous materials and protection of the environment. The Company believes that it is in material compliance with these requirements.

        INSURANCE REIMBURSEMENT. Demand for the Company's products is dependent, to a significant extent, on government and private insurance reimbursement of hospitals and physicians for health care costs, including, but not limited to, reimbursement of capital equipment costs. Reductions or delays in such insurance coverage or reimbursement may negatively impact hospitals' and physicians' decision to purchase the Company's products, adversely affecting the Company's future sales. A substantial portion of the Company's laser sales are for aesthetic procedures that are generally not subject to reimbursement by government or private health insurance. The general absence of insurance coverage for such cosmetic procedures may restrict the development of this market, adversely affecting the Company.

        UNCERTAINTY OF TECHNOLOGICAL CHANGE; UNCERTAINTY OF NEW PRODUCT DEVELOPMENT AND ACCEPTANCE. The Company operates in industries that are subject to rapid technological change. The Company's ability to remain competitive and future operating results will depend upon, among other things, the Company's ability to anticipate and respond rapidly to such change by developing, manufacturing and marketing technologically innovative products in sufficient quantities at acceptable costs to meet such demand. Absent introduction of new products and enhancements, the Company's products will likely become technologically obsolete, which could result in the write-off of inventory as well as diminished revenues. Therefore, the Company intends to continue to invest significant amounts in research and development.

        The Company's expenditures for research and development were approximately $4.5 million, $5.2 million and $3.4 million in 1999, 1998 and 1997, respectively. The Company anticipates that its ability to compete will require significant research and development expenditures with a continuing flow of innovative, high-quality products. No assurance can be given that the Company will be successful in designing, manufacturing or selling its enhanced or new products in a timely manner. Nor can any assurance be given that a competitor could not introduce a new or enhanced product or technology that could have an adverse effect on the Company's competitive position.

        The Company's current research and development programs are directed toward the development of new laser systems and delivery devices. For example, new laser systems for the emerging aesthetic market and other applications are currently in development. However, there can be no assurance that the aesthetic market will develop as anticipated or that the Company's product development efforts will prove successful. Nor can any assurance be given that such new products, if developed and introduced, will receive market acceptance.

        DEPENDENCE ON SINGLE-SOURCE SUPPLIERS AND CERTAIN THIRD PARTIES. Certain of the components used in the Company's laser products, including KTP crystals, molded and cast components, power supplies, and certain optical components, are purchased from single sources. While the Company believes that most of these components are available from alternate sources, an interruption of these or other supplies could adversely affect the Company. In particular, KTP crystals that are used in the Company's best selling laser products are currently available at appropriate quality levels from only one supplier, a division of Litton Industries. This supplier has a second crystal growing and fabrication facility at a second location in the United States geographically isolated from its original production facility. While the Company believes that an alternative supplier of KTP crystals could be qualified, if the supply of crystals from the present supplier were interrupted there could be an adverse effect on the Company's business and results of operations.

        The Company has invested substantial efforts in developing a laser treatment that when combined with PDT drugs may be an effective treatment for certain types of cancer. Currently, QLT PhotoTherapeutics, Inc. is the sole supplier of PDT drugs. The inability or refusal of QLT to supply drugs for use with the Company's lasers would have a material adverse effect on sales of the Company's laser for such treatment.

        COMPETITION. The medical equipment market is highly competitive. The Company's competitors are numerous and include some of the world's largest organizations as well as smaller, highly-specialized firms. The ability of the Company to compete effectively depends on such factors as market acceptance of its products, product performance and price, customer support, the success and timing of new product development, and continued development of successful channels of distribution. Some of the Company's current and prospective competitors have or may have significantly greater financial, technical, research and development, manufacturing and marketing resources than the Company. In early 1998, the medical equipment industry experienced significant consolidation when two of the Company's largest competitors, ESC Medical Systems and Laser Industries, combined to become the largest participant in the medical equipment industry. To compete, the Company will need to continue to expand its product offerings, periodically enhance its existing products and continue to expand its distribution internationally.

        The Company competes in the nonophthalmic surgical segment of the worldwide medical laser market, in which lasers are used in hospital operating rooms, outpatient surgery centers and individual physician offices for a wide variety of procedures. A large number of companies participate in this market, many of which have significantly greater financial and other resources than the Company.

        Certain surgical laser manufacturers have targeted their efforts on narrow segments of the market, such as angioplasty and lithotripsy. To the extent that their products compete for the same capital equipment funds, these manufacturers may be deemed to compete with the Company. More generally, surgical laser manufacturers such as Laserscope compete with standard surgical methods and other medical technologies and treatment modalities. There can be no assurance that the Company can compete effectively against such competitors. In addition, there can be no assurance that these or other companies will not succeed in developing technologies, products or treatments that are more effective than the Company's or that would render the Company's technology or products obsolete or uncompetitive.

        RELIANCE ON PATENTS AND LICENSES. The Company holds several patents issued in the United States, generally covering surgical laser systems, delivery devices, calibration inserts, the laser resonator and the connector used to attach disposable and reusable instrumentation to the Company's laser systems.

        In April 1992, the Company entered into a worldwide, license agreement with PDT, Inc. ("PDTI") (now named Miravant) for licenses to PDTI's dye laser technology. Under the terms of the agreement, the Company acquired a fully paid up license to manufacture products using PDTI's dye laser technology while PDTI retains ownership of the intellectual property licensed to the Company under the agreement and has the right to manufacture, have manufactured, use, lease and sell the dye laser technology for use in photodynamic therapy with PDTI photodynamic drugs.

        There can be no assurance that any licenses held by the Company or any patents that have been issued to the Company or which may be issued as a result of the Company's patent applications will provide any competitive advantages for the Company's products. There is also no assurance that any of the patents held now or in the future by the Company will not be successfully challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, issue, use and sell its products.

        FAILURE TO ATTRACT OR RETAIN KEY PERSONNEL CAN ADVERSELY AFFECT RESULTS. The Company is and will continue to be dependent upon the efforts and abilities of a number of current key personnel. Any inability by the Company to attract and retain key employees would have a material adverse effect on the business, financial condition and results of operations of the Company.

        FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. A number of factors affect the Company's financial results and stock price, especially on a quarterly basis, including the timing of shipments and orders. The Company's laser products are relatively expensive pieces of medical capital equipment and the precise shipment date of specific units can have a marked effect on the Company's results of operations on a quarterly basis. Any delay in product shipments near the end of a quarter could cause quarterly results to fall short of anticipated levels. Furthermore, to the extent orders are received by the Company near the end of a quarter, the Company may not be able to fulfill the order during the balance of that same quarter. Moreover, the Company typically receives a disproportionate percentage of its orders toward the end of each quarter. To the extent that anticipated orders are not received or are delayed beyond the end of the applicable quarter, the Company's revenues may be adversely affected and the Company's revenues may be unpredictable from quarter to quarter. In addition, because a significant portion of the Company's revenues in each quarter result from orders received in that quarter, the Company establishes its production, inventory and operating expenditure levels based on anticipated revenue levels. Thus, if sales do not occur when expected, expenditure levels could be disproportionately high and operating results for that quarter and potentially future quarters, would be adversely affected. There can be no assurance that revenue growth or profitability on a quarterly or annual basis will be accomplished or will not fluctuate significantly from quarter to quarter.

        PRODUCT LIABILITY RISK; LIMITED INSURANCE COVERAGE. The Company's development, manufacture and sale of surgical, dermatological and therapeutic laser systems and related surgical instrumentation and disposable supplies and accessories entails significant risks of product liability claims. The Company has experienced product liability claims from time to time, which it believes are ordinary for its business. While it is not feasible to predict or determine the outcome of the actions brought against it, the Company believes that these actions will not ultimately have a material adverse impact on the Company's financial position or results of operations.

        At present, the Company maintains product liability insurance on a "claims made" basis with coverage of $10.0 million in the aggregate with a deductible of $0.1 million per occurrence and an annual maximum aggregate deductible of $0.5 million. There can be no assurance that such insurance coverage will be available to the Company in the future at a reasonable cost, if at all, nor can there be any assurance that other claims will not be brought against the Company in excess of its insurance coverage.

        FACTORS AFFECTING FINANCIAL RESULTS AND STOCK PRICE. A number of factors affect the Company's financial results and stock price, particularly on a quarterly basis. One such factor is the timing of shipments. The Company's laser products are relatively expensive pieces of medical capital equipment and the precise shipment date of specific units can have a marked effect on the Company's results of operations on a quarterly basis. A delay in product shipments near the end of a quarter could cause quarterly results to fall short of anticipated levels.

        A related factor is the timing of orders. To the extent orders are received by the Company near the end of a quarter, the Company may not be able to fulfill the order during the balance of that same quarter. Additionally, the Company typically receives a disproportionate percentage of its orders toward the end of each quarter. To the extent that anticipated orders are not received or are delayed beyond the end of the applicable quarter, the Company's revenues may be adversely affected and the Company's revenues may be unpredictable from quarter to quarter. Further, there can be no assurance that revenue growth or profitability on a quarterly or annual basis will be accomplished. Factors affecting operating results include, but are not limited to: product mix, competitive pricing pressures, material costs, revenue and expenses related to new products and enhancements to existing products, as well as delays in customer purchases in anticipation of new products or product enhancements by the Company or its competitors.

        The market price of the Company's common stock may be subject to significant fluctuations. These fluctuations may be due to factors specific to the Company, such as quarterly fluctuations in the Company's financial results, changes in analysts' estimates of future results, changes in investors' perceptions of the Company or the announcement of new or enhanced products by the Company or its competitors as well as announcements relating to acquisitions and strategic transactions by the Company or its competitors. In addition, such fluctuations may be due to or exacerbated by general conditions in the medical equipment industry or conditions in the financial markets generally. The stock market has from time to time experienced extreme price and volume fluctuations, particularly among stocks of high technology companies, which, on occasion, have been unrelated to the operating performance of particular companies. Factors not directly related to the Company's performance, such as negative industry reports or disappointing earnings announcements by publicly traded competitors, may have an adverse impact on the market price of the Company's common stock.

        As of March 1, 2000, we will have 15,111,637 shares of outstanding Common Stock. The sale of a substantial number of shares of Common Stock, including the sale of the Shares being registered hereby, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

        INTERNATIONAL BUSINESS. International revenues were 55.0% of total revenues in the year ended December 31, 1999, compared to 58.2% of total revenues during the comparable period in 1998. International sales are made through international distributors and wholly- and majority-owned subsidiaries with payments to the Company typically denominated in the local currencies of the United Kingdom, France and Germany, and in U.S. dollars in the rest of the world. The Company intends to continue expansion of its operations outside of the United States and to enter additional international markets, requiring significant management attention and financial resources and further subjecting the Company to the risks of operating internationally. These risks include, but are not limited to, changes in regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, customs, tariffs and other barriers and restrictions, and the burdens of complying with a variety of foreign laws. The Company is also subject to general geopolitical risks in connection with its international operations, such as differing economic conditions, changes in political climate, differing tax structures and changes in diplomatic and trade relationships. In addition, fluctuations in currency exchange rates may negatively affect the Company's ability to compete in terms of price against products denominated in local currencies. Accordingly, the Company's future results could be materially adversely affected by changes in these regulatory, geopolitical and other factors. The effect of foreign exchange fluctuations on the Company in the years ended 1999 and 1998 were not material, and the Company does not engage in hedging transactions for speculative or trading purposes.

        LEGAL PROCEEDINGS. The Company is a party to a number of legal proceedings arising in the ordinary course of business. While it is not feasible to predict or determine the outcome of the actions brought against it, the Company believes that the ultimate resolution of these claims will not ultimately have a material adverse effect on its financial position or results of operations.

        INTEREST RATE RISK. The Company's exposure to market rate risk for changes in interest rates relate primarily to the Company's investment and debt portfolios. The Company has not used derivative financial instruments in its investment or debt portfolios. The Company invests its excess cash in money market funds and commercial paper. The Company's debt financing consists mainly of bank loans requiring either fixed or variable rate interest payments. Investments in and borrowings under both fixed-rate and floating-rate interest-earning instruments carry a degree of interest rate risk. On the investment side, fixed-rate securities may have their fair market value adversely affected due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall. In addition, the Company's future investment income may fall short of securities analyst expectations, due to changes in interest rates, or the Company may suffer losses in principal if forced to sell securities which have declined in market value, due to changes in interest rates. On the debt side, borrowings that require fixed-rate interest payments require greater than current market rate interest payments if interest rates fall, while floating rate borrowings may require greater interest payments if interest rates rise. Additionally, the Company's future interest expense may be greater than expected due to changes in interest rates.

        WARRANTY OBLIGATIONS. A direct field service organization provides installation and service for the Company's products. The Company generally provides a twelve month warranty on its laser systems. After the warranty period, maintenance and support is provided on a variety of service contract bases or on an individual call basis. The Company also has a "99.0% Uptime Guarantee" on its laser systems. Under provisions of this guarantee, the Company extends the term of the related warranty or contract if specified system uptime levels are not maintained. Although most systems covered by this guarantee have achieved a 99.0% uptime rate to date, there can be no assurance that the Company can maintain such uptime rates in the future.

        YEAR 2000. As of the date of this prospectus, the Company's systems have operated without any apparent Year 2000 related problems and appear to be Year 2000 compliant. The Company is not aware that any of its primary vendors or systems maintained by third parties have experienced significant Year 2000 compliance problems. However, while no such problem has been discovered as of the date of this prospectus, Year 2000 issues may not become apparent immediately and, therefore, the Company may be affected in the future. The Company will continue to monitor the issue and work to remediate any Year 2000 issues that may arise.

        NO DIVIDENDS. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The payment of dividends on the Common Stock by the Company will depend on its earnings, financial condition and other business and economic factors affecting the Company at such time as the Board of Directors may consider relevant.

        "PENNY STOCK" RULES. The Company's Common Stock is presently traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System, which requires that a company have a minimum bid price of $1.00 in order to qualify for continued listing. The Company's low bid price in 1999 for each of the quarters June 30, September 30 and December 31 was $1 1/16, $1 and $5/8, respectively, and the Company's last traded price on March 1, 2000 was $3. If the Company fails to maintain its listing for its Common Stock on the NASDAQ National Market System, and no other exclusion from the definition of "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in the Company's securities would be required to provide any customer with a risk disclosure document and the compensation of the broker/dealer in the transaction and monthly account statements showing the market values of the Company's securities held in the customer's accounts. The bid and offer quotations and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transactions in the Company's securities, they would become less willing to engage in such transactions, thereby making it more difficult for purchasers in this Private Placement to dispose of the shares of Common Stock.

        DILUTION. Shareholders may experience dilution in the net tangible book value of their investment upon the exercise of outstanding options and warrants granted under the Company's stock option plans and other options, warrants and outstanding convertible securities.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of the Shares by the Selling Shareholders in the Offering; all proceeds will go to the Selling Shareholders.


                 MARKET PRICES OF COMMON EQUITY, DIVIDEND POLICY
                         AND RELATED STOCKHOLDER MATTERS

        Our Common Stock is traded on the Nasdaq National Market under the symbol "LSCP". The range of high and low bid closing quotations for the Company's Common Stock for each fiscal quarter for the three (3) fiscal years ended December 31, 1999, December 31, 1998 and December 31, 1997 are as follows:

                                                              Fiscal 1999
                                                          High            Low
                                                        ----------------------
Quarter
January 1  -   March 31                                 $   2 3/4      $ 1 1/8
April 1    -   June 30                                  $   1 15/16    $ 1 1/16
July 1     -   September 30                             $   1 17/32    $ 1

October 1  -   December 31                              $    1 1/4      $   5/8

                                                              Fiscal 1999
                                                          High            Low
                                                        ----------------------
Quarter
January 1  -   March 31                                 $    5 3/8     $  2 7/16
April 1    -   June 30                                  $    3 3/8     $  2 1/16
July 1     -   September 30                             $    2 3/8     $  1 1/16
October 1  -   December 31                              $    2 5/32    $   15/16

                                                              Fiscal 1999
                                                          High            Low
                                                        ----------------------
Quarter
January 1  -   March 31                                 $   9 5/8      $  5 7/8
April 1    -   June 30                                  $   8 1/8      $  5
July 1     -   September 30                             $   8 3/8      $  4 1/8
October 1  -   December 31                              $   6 3/4      $  4 1/8


        The last traded price on March 1, 2000 for the Company's common stock was $3.00.

        The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.


  THE NUMBER OF RECORD HOLDERS OF THE COMPANY'S COMMON STOCK AS OF DECEMBER 31,
       1999, WAS APPROXIMATELY 800. THE COMPANY HAS NEVER PAID A DIVIDEND
              WITH RESPECT TO ITS COMMON STOCK AND HAS NO PLANS TO
                    PAY A DIVIDEND IN THE FORESEEABLE FUTURE.

                                   MATERIAL CHANGES

        On February 18, 2000, the Company announced that it had signed a contract with Wavelight Laser Technologie AG to sell its German subsidiary, NWL Laser Technologie, GmbH. The sale, which is pending Wavelight shareholder approval, expected by March 31, 2000, will have an effective date of January 1, 2000. As part of the transaction, NWL will continue to distribute Laserscope's products in all countries covered by NWL's current distribution channels. The transaction is expected to net approximately $4.0 million to the Company (including intercompany balances of approximately $800,000 owed to the Company) but is not expected to generate a material gain or loss when reported in Laserscope's first quarter of 2000.

                                 SELLING SHAREHOLDERS

        On January 14, 2000, the Company completed the private placement of 2,500,000 shares of its Common Stock and issued warrants to purchase 218,875 shares of its Common Stock to certain Selling Shareholders. On February 11, 2000, the Company entered into a Convertible Loan Agreement, pursuant to which it issued debentures which are convertible into 2,400,000 shares of Common Stock. The Company also issued warrants to purchase 240,000 shares of its Common Stock by certain of the Selling Shareholders in connection with the issuance of the debentures. This Prospectus covers the 5,358,875 shares of the Company's Common Stock issued (or to become issuable upon exercise of the warrants issued or conversion of the debentures issued). The following table sets forth certain information as of February 11, 2000 with respect to the Selling Shareholders.

        Pursuant to the terms of agreements between Laserscope and the Selling Shareholders, Laserscope agreed to file a registration statement covering the Shares held by the Selling Shareholders with the Commission.




                                            NUMBER OF COMMON           NUMBER OF SHARES OF     PERCENT OF CLASS OWNED (IF
                                           SHARES BENEFICIALLY      COMMON STOCK INCLUDED IN     OVER 1% OF TOTAL COMMON
BENEFICIAL OWNERS                        OWNED PRIOR TO OFFERING            OFFERING              STOCK OUTSTANDING)(1)
----------------------------------------------------------------------------------------------------------------------------
COMMON SHAREHOLDERS:
        John C. Clifford                        125,000                      125,000
        Dolphin Offshore Partners, L.P.         750,000                      750,000                    4.17%
        JDN Partners, L.P.                      312,500                      312,500                    1.74%
        Emmanuel W. Metz                        150,000                      150,000
        Shadow Capital, LLC                      62,500                       62,500
        Susan J. Smith(2)                         6,250                        6,250
        Douglas E. Hailey                        35,250                       35,250
        Special Situations Private Equity
        Fund, L.P.                               11,750                       11,750
        Michael N. Taglich                       91,500                       91,500
        Robert F. Taglich                        47,750                       47,750
        Robert W. Allen                         187,500                      187,500                    1.04%
        Applebaum Family Ltd. Partnership        20,000                       20,000
        Gary P. Arnold                          150,000                      150,000
        Francis P. Bissaillan                    18,750                       18,750
        Robert L. and Tracey H. DeBruyn          31,250                       31,250
        Lloyd B. Embry                           25,000                       25,000
        Denis Fortin                             62,500                       62,500
        Michael J. Fourticq                      62,500                       62,500
        John R. Graham                           12,500                       12,500
        Robert L. Mathews(3)                     50,000                       50,000
        Ruediger Naumann-Etienne (4)            100,000                      100,000
        Sanford R. Penn, Jr.                     62,500                       62,500
        David Random                             50,000                       50,000
        Eric Michael Reuter (5)                  12,500                       12,500
        Arthur D. and Marie E. Sterling          62,500                       62,500

WARRANT HOLDERS:


        Richard C. Oh                            15,000              15,000
        Vincent Palmieri                         15,000              15,000
        Douglas E. Hailey                       180,329             180,329                   1.00%
        Michael N. Taglich                      121,773             121,773
        Robert R. Taglich                       121,773             121,773
        Laura A. Conroy                           5,000               5,000


DEBENTURE HOLDERS:

        Renaissance Capital Growth & Income Fund         1,200,000           1,200,000                   6.68%
        III, Inc.
        Renaissance US Growth & Income Trust             1,200,000           1,200,000                   6.68%
        PLC

(1) Because the Selling Shareholders may sell all or part of their shares of our Common Stock under this prospectus and since this offering is not being underwritten on a firm commitment basis, we can only approximate the percentage of shares of Common Stock that the Selling Shareholders will hold at the end of the offering covered by this prospectus. For purposes of this calculation, we have assumed 17,970,512 shares of Common Stock outstanding which would include conversion of the debentures and exercise of the warrants.

(2) Susan Smith was Vice President, International of Laserscope. Ms. Smith turned in her letter of resignation on March 3, 2000. Ms. Smith also has options to purchase 75,376 shares of our Common Stock, of which 23,624 shares are vested as of March 1, 2000, such options were not included with respect to the calculation of percentage of class owned.

(3) Robert Mathews is Executive Vice President of Laserscope. Mr Mathews also has options to purchase 135,000 shares of our Common Stock, of which 22,291 shares are vested, such options were not included with respect to the calculation of percentage of class owned.

(4) Ruediger Naumann-Etienne is on the Board of Directors of Laserscope. Mr. Naumann-Etienne also has options to purchase 60,000 shares of our Common Stock, of which no shares are vested as of March 1, 2000, such options were not included with respect to the calculation of percentage of class owned.

(5) Eric Michael Reuter is the President and Chief Executive Officer of Laserscope. He is also on the Board of Directors of Laserscope. Mr. Reuter also has options to purchase 449,500 shares of our Common Stock, of which 118,249 shares are vested as of March 1, 2000, such options were not included with respect to the calculation of percentage of class owned.


                              PLAN OF DISTRIBUTION

        Resales of the shares by the Selling Shareholders may be made on the Nasdaq National Market, in the over-the-counter market or in private transactions. The shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Selling Shareholders may sell some or all of the shares in transactions involving broker-dealers who may act solely as agent and or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from the Selling Shareholders (and, if they act as agent for the purchaser of such shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of NASDAQ, which commissions may be at negotiated rates where permissible under such rules. Participating broker-dealers may agree with the Selling Shareholders to sell a specific number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent, for the Selling Shareholders to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Shareholders. Any such sales may be by block trade.

                                  LEGAL MATTERS

        Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.


                                     EXPERTS

        The consolidated financial statements of Laserscope included in Laserscope's Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

================================================================================

        NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY SELLING STOCKHOLDER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               -------------------

                                TABLE OF CONTENTS

INFORMATION INCORPORATED BY REFERENCE .............................   3
  The Company .....................................................   4
RISK FACTORS ......................................................   4
USE OF PROCEEDS ...................................................  11
MARKET PRICES OF COMMON EQUITY, DIVIDEND POLICY AND RELATED
  STOCKHOLDER MATTERS .............................................  11
SELLING SHAREHOLDERS ..............................................  13
PLAN OF DISTRIBUTION ..............................................  14
LEGAL MATTERS .....................................................  15
EXPERTS ...........................................................  15

================================================================================


================================================================================

                                5,358,875 SHARES

                                   LASERSCOPE

                                  COMMON STOCK

                                   ----------
                                   PROSPECTUS
                                   ----------


                                 MARCH 13, 2000


================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses payable by the Registrant in connection with the distribution of the Common Stock being registered. All amounts are estimated, except the SEC registration fee:


                SEC registration fee.......................... $  4,244.23
                Accounting fees............................... $  2,000.00
                Legal fees and expenses....................... $ 15,000.00
                Miscellaneous................................. $  5,000.00

                  Total....................................... $ 26,244.23

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 317 of the California Corporations Code authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. The Company has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the California Corporations Code.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (a)  EXHIBITS

           EXHIBIT
           NUMBER                            EXHIBIT
           ------                            -------
           3.3            Seventh Amended and Restated Articles of
                          Incorporation. Incorporated by reference from an
                          identically numbered exhibit filed in response to Item
                          14(a)(3), "Exhibits," of the Company's Annual Report
                          on Form 10-K for the year ended December 31, 1989.

           3.4 Registrant's Bylaws. Incorporated by reference to identically numbered exhibits filed in response to
                          Item 14(a)(3), "Exhibits," of the Company's Annual
                          Report of Form 10-K for the year ended December 31, 1991.

           5.1            Opinion of Orrick, Herrington & Sutcliffe LLP.

           23.1           Consent of Independent Auditor.

           23.2          Consent of Orrick, Herrington & Sutcliffe LLP
                         (See Exhibit 5.1).

           24.1          Powers of Attorney (see Page II-4).

ITEM 17.  UNDERTAKINGS

        A. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in
Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        B. The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment to those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        C. The undersigned Registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on this 10th day of March, 2000.

                                     LASERSCOPE


                                     By:     /s/ Eric Michael Reuter
                                        ---------------------------------
                                                Eric Michael Reuter
                                              Chief Executive Officer,
                                               President and Director



                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints each of Eric Michael Reuter and Dennis LaLumandiere, with the power of substitution, his attorney-in-fact, to sign any amendments to this Registration Statement (including post-effective amendments), and to file same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                              CAPACITY                       DATE
             ---------                              --------                       ----
/s/ Eric Michael Reuter                President, Chief Executive Officer     March 10, 2000
------------------------------          (Principal Executive Officer) and
 Eric Michael Reuter                                Director

/s/ Dennis LaLumandiere                     Vice President of Finance,        March 10, 2000
------------------------------            Chief Financial Officer, and
Dennis LaLumandiere                            Assistant Secretary

/s/ Robert J. Pressley, Ph.D                        Director                  March 10, 2000
------------------------------
 Robert J. Pressley

/s/ E. Walter Lange                                 Director                  March 10, 2000
------------------------------
 E. Walter Lange

/s/ Ruediger Naumann-Etienne                        Director                  March 10, 2000
------------------------------
 Ruediger Naumann-Etienne, Ph.D

/s/ Rodney Perkins, M.D.                            Director                  March 10, 2000
------------------------------
 Rodney Perkins, M.D.
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                                      II-4

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                               EXHIBIT
------                               -------
3.3           Seventh Amended and Restated Articles of Incorporation.
              Incorporated by reference from an identically numbered exhibit filed in response to Item 14(a)(3), "Exhibits," of the Company's
              Annual Report on Form 10-K for the year ended December 31, 1989.

3.4 Registrant's Bylaws. Incorporated by reference to identically numbered exhibits filed in response to Item 14(a)(3), "Exhibits," of the Company's Annual Report of Form 10-K for the year ended
              December 31, 1991.

5.1           Opinion of Orrick, Herrington & Sutcliffe LLP.

23.1          Consent of Independent Auditor.

23.2          Consent of Orrick, Herrington & Sutcliffe LLP (See Exhibit 5.1)

24.0          Powers of Attorney (see Page II-4).
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